Reply Attention of Direct Tel. EMail Address Our File No.	Ethan P. Minsky 604.643.3151 epm@cwilson.com 33630-0001 / CW2931772.1	Clark Wilson LLP Barristers & Solicitors Patent & Trade-mark Agents 800-885 W Georgia Street Vancouver, BC V6C 3H1 Tel. 604.687.5700 Fax 604.687.6314

October 8, 2009

BY EDGAR AND BY FAX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

Attention:	Anne Nguyen Parker, Branch Chief and
Sean Donahue

Dear Sirs/Mesdames:

Re:	Manas Petroleum Corporation
Registration Statement on Form S-1 Filed July 30, 2009
File No. 333-160917
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed July 23, 2009
Form 10-Q/A for the Quarter Ended March 31, 2009
filed July 24, 2009
Form 10-Q for the Quarter Ended June 30, 2009
Filed August 14, 2009
File No. 333-107002

     We are counsel to the Company. We write in response to your letter dated August 27, 2009 (the “Comment Letter”) with respect to the above noted filings of the Company. While we understand that the Comment Letter does not impose a deadline for a response because it was issued in connection with the review of a registration statement on Form S-1, we understand that the comments relate to the Company’s periodic reports filed pursuant to the Securities Exchange Act of 1934 and that you would like a response from the Company on an expedited basis. The Company intends to respond to the concerns raised in the Comment Letter and is actively working on the response. The Company expects to provide a complete response to all comments by no later than October 20, 2009.

     Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3151.

Yours truly,

CLARK WILSON LLP

Per: “Ethan P. Minsky”

Ethan P. Minsky

EPM/sxa

cc:	Manas Petroleum Corporation
Attn: Ari Mjljana, CFO

www.cwilson.com